FAIRFAX  News Release
Stock Symbol:  FFH (TSX and NYSE)

TORONTO, November 17, 2008

FAIRFAX ANNOUNCES ACQUISITION OF ADDITIONAL RIDLEY SHARES

Fairfax Financial Holdings Limited (TSX and NYSE:FFH) announced today that it has acquired, through its subsidiaries, 466,900 common shares of Ridley Inc. (TSX: RCL), bringing its total holdings in the company to 10,000,330 shares or approximately 70.16 % of the total common shares outstanding.  The shares were purchased by private agreement for investment purposes.  Fairfax continually reviews its investment alternatives and may purchase additional shares of Ridley Inc. from time to time in accordance with applicable laws.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:                        Greg Taylor, Chief Financial Officer, at (416) 367-4941

Media Contact
Paul Rivett, Chief Legal Officer, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946